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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

APPALACHIAN BANCSHARES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

0001019883

(Cusip Number)

Tracy R. Newton

Appalachian Bancshares, Inc.

829 Industrial Boulevard

Ellijay, Georgia 30540

(706)276-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001019883

1.	Name of Reporting Person: Tracy R. Newton		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Georgia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 173,172

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 173,172

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 173,172

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.7%

14.	Type of Reporting Person (See Instructions): IN

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Item 1.	Security and Issuer
This Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Appalachian Bancshares, Inc. (the "Issuer," or the "Company"), a Georgia corporation, whose principal executive offices are located at 829 Industrial Boulevard, Ellijay, Georgia 30540.

Item 2.	Identity and Background
(a) This Schedule 13D is filed by Tracy R. Newton.

(b) Mr. Newton's business address is Appalachian Bancshares, Inc., 829 Industrial Boulevard, Ellijay, Georgia 30540.

(c) Mr. Newton is President, Chief Executive Officer and Treasurer of Appalachian Bancshares, Inc., a bank holding company.

(d) Mr. Newton has not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, Mr. Newton was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Newton is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Newton used personal funds to acquire his shares of Common Stock. Mr. Newton did not use borrowed funds or loans to obtain his shares of Common Stock.

Item 4.	Purpose of Transaction
The acquisition of Common Stock by Mr. Newton is for investment purposes. Except in the ordinary course of business, Mr. Newton has not formulated any plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the Company's present capitalization or dividend policy; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's articles, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

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Item 5.	Interest in Securities of the Issuer
(a) Mr. Newton beneficially owns 173,172 shares of Common Stock or approximately 5.7% of the outstanding shares of Common Stock. Of these 173,172 shares, Mr. Newton acquired 42,672 shares through open market purchases with personal funds. Mr. Newton also holds presently exercisable options to purchase 130,500 shares of Common Stock, at an exercise price of $4.00 per share, which options are included in the 173,172 shares beneficially owned by Mr. Newton.

(b) Mr. Newton has the sole power to vote or direct the vote of 173,172 shares of Common Stock, and Mr. Newton has the sole power to dispose or direct the disposition of 173,172 shares of Common Stock.

(c) Mr. Newton has not participated in any transactions in Common Stock that were effected during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Newton and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Tracy R. Newton
Date: March 21, 2003	Signature

Tracy R. Newton
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Comm ission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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